Weidai Ltd.

50/F, West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People’s Republic of China

November 13, 2018

VIA EDGAR

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Weidai Ltd. (CIK No. 0001734902) Registration Statement on Form F-1, as amended (File No: 333-226790) Registration Statement on Form 8-A (File No. 001-38734)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Weidai Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Standard Time on November 14, 2018, or as soon as practicable thereafter.

The Company also requests that the above-referenced Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “8-A Registration Statement,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

The Company understands that the Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed today with the U.S. Securities and Exchange Commission.

[Signature page follows]

Very truly yours,

Weidai Ltd..

By:	/s/ Leo Li
Name: Leo Li
Title: Chief Financial Officer